UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

HAPPINESS DEVELOPMENT GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

As disclosed in the Form 6-K filed on October 25, 2021, Happiness Development Group Limited (the “Company”), entered into a share purchase agreement (the “Agreement”) with Fujian Happiness Biotech Co., Limited, (“Happiness Fujian”) a limited liability company organized under the laws of the PRC and a wholly-owned indirect subsidiary of the Company, an equity owner (the “Seller”) of Fujian Shennong Jiagu Development Company Limited (“Shennong”) and Shennong for the purchase of 70% of the equity interest of Shennong.

Pursuant to the terms of the Agreement, the Company has issued an aggregate of 4,200,000 Class A ordinary shares of the Company, par value $0.0005 per share to the designated recipients of the Seller and the Seller has returned RMB 12 million (approximately $1.9 million) out of the total advance of RMB 60 million (approximately $9.38 million) which was deposited by the Company when the parties entered into a letter of intent for this transaction. The transaction was closed on November 22, 2021 as all the closing conditions as set forth in the Agreement were met.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Development Group Limited

Date: November 30, 2021	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer